UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 4, 2021

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

Rio de Janeiro, November 4, 2021.

B3 – Brasil, Bolsa, Balcão

Mrs. Ana Lucia Pereira

Superintendence of Listing and Supervision of Issuers (SLS)

c.c.: CVM – Comissão de Valores Mobiliários

Mr. Fernando Soares Vieira – Superintendence of Relations with Companies

Mr. Francisco José Bastos Santos – Superintendence of Market Relations and Intermediaries

Ref.: Ofício B3 nº 1479/2021-SLS

Subject: Request for clarification on atypical oscillation

Dear Sir/Madam,

TIM S.A. (“TIM” or “Company”) clarifies the following, in compliance with Official Letter B3 nº 1479/2021 ("Official Letter"), of November 3rd, 2021, issued by the Superintendence of Listing and Supervision of Issuers ("SLS") of B3 - Brasil, Bolsa, Balcão (“B3”), transcribed below:

“In view of the latest fluctuations recorded with the securities issued by this company, the number of trades and the amount traded, as shown below, we have requested that you inform by 11/4/2021, if there is any fact that you are aware of that can justify them.

ON Shares
Prices (R$ per share)
Date	Opening	Min.	Max.	Avg.	Last	Oscil. %	Neg. No	Quantity	Volume (R$)
10/20/2021	12.27	12.21	12.54	12.41	12.37	0.89	10,794	4,069,700	50,485,381.00
10/21/2021	12.15	11.92	12.36	12.08	11.98	-3.15	15,867	9,206,800	111,213,192.00
10/22/2021	11.85	11.51	11.95	11.76	11.87	-0.91	26,780	12,892,000	151,546,994.00
10/25/2021	11.99	11.84	12.11	11.97	11.97	0.84	15,974	4,940,800	59,165,184.00
10/26/2021	11.97	11.53	11.97	11.67	11.58	-3.25	22,740	7,274,700	84,879,960.00
10/27/2021	11.61	11.36	11.76	11.47	11.38	-1.72	12,085	8,709,300	99,856,176.00
10/28/2021	11.25	11.16	11.42	11.3	11.22	-1.4	18,190	10,628,300	120,047,123.00
10/29/2021	11.26	11.15	11.33	11.24	11.22	0	11,807	6,223,700	69,976,592.00
11/01/2021	11.41	11.23	11.58	11.47	11.46	2.13	11,867	5,230,700	59,978,263.00
11/03/2021*	11.44	11.43	12.44	12.14	12.3	7.32	19,422	10,402,900	126,302,825.00

* Updated until 01:55 pm.”

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In this regard, the Investor Relations Officer clarifies that, at the moment, she is unaware of the existence of a pending material fact that could cause an atypical fluctuation in the price and volume of the company’s shares.

Nevertheless, it was published in the Cade Electronic System (SEI) [[1]], on November 2nd, 2021 at 11:23pm, the Opinion No. 11/2021/CGAA04/SGA1/SG/CADE, its respective Annexes, and Order SG No. 1612/2021, under the Merger Act No. 08700.000726/2021-08, through which the General Superintendence (SG) of the Administrative Council of Economic Defense - CADE refers the Merger Act in question to the Administrative Court of CADE.

The Opinion points out that the General Superintendence recommended that Oi S.A.'s mobile asset acquisition operation, as communicated to the market through the Material Facts disclosed on March 10th, 2020, July 18th, 2020, July 27th, 2020, August 7th, 2020, September 7th, 2020, December 14th, 2020 and January 29th, 2021, be approved by signing an Agreement on Concentration Control (ACC), in order to avoid potential competition concerns.

On November 3rd, at 8:25am CADE also published on its website [[2]] a press release regarding this subject, as transcribed in the text below:

"Thereby, SG/Cade concluded that the ACC negotiated with companies is appropriate to preserve competitiveness in the market. The case will now be evaluated by the Court of CADE, responsible for the final decision. The conclusions of SG/Cade are not binding."

The Company understands that the recommendation of the General Superintendence of CADE is another stage of analysis of the Merger Act and that it has no binding nature. Thus, the Company continues to await the definitive approval by the Administrative Court of CADE. Additionally, the two publications, both of the Opinion and of the press release, occurred broadly and with the markets closed, being, therefore, the moment in which the Company and the market in general became aware of the fact, simultaneously.

Without any further clarifications, we remain at your disposal to provide any additional information that may be required.

TIM S.A.

Camille Loyo Faria

Chief Financial Officer and

Investor Relations Officer

[1] https://sei.cade.gov.br/sei/modulos/pesquisa/md_pesq_processo_exibir.php?0c62g277GvPsZDAxAO1tMiVcL9FcFMR5UuJ6rLqPEJuTUu08mg6wxLt0JzWxCor9mNcMYP8UAjTVP9dxRfPBcUH4s66Y15vR2JANpc39FkCFcTHtNPBxp5hZ-Ov8G4hu

[2] https://www.gov.br/cade/pt-br/assuntos/noticias/tribunal-do-cade-analisara-compra-da-oi-movel-pela-tim-claro-e-vivo

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: November 4, 2021	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer